

April 1, 2011

<u>Via E-Mail</u>
Paul Gain
Chief Executive Officer
Monster Offers
4056 Valle Del Sol
Bonsall, CA 92003

     Re: **Monster Offers**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 9, 2011
              File No. 333-171932

Dear Mr. Gain:

We have reviewed your amended filing and response letter and have the following comments.

<u>General</u>

1. Please ensure that your next amendment is marked to show changed material as required by Item 310 of Regulation S-T.

2. We note your response to prior comment 1 and we reissue our comment. Please be advised that we will not review any amendment that omits updated financial information. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X and update all related information in the remainder of the filing in your next amendment.

3. You state in response to prior comment 3 that you have observed that Auctus has entered into "a number of separate agreements to finance other companies in the same manner" but that you have no knowledge regarding the capacity of Auctus to finance these transactions. Please include risk factor disclosure regarding the uncertainty as to whether Auctus has sufficient capital to fund the multiple financing agreements Auctus has entered into with drawdown arrangements similar to yours and the impact on you should Auctus be unable to meet your drawdown requests.

4. We note that you recently entered into a Strategic Alliance and Licensing Agreement with SSL5, as described in the Form 8-K filed on March 16, 2011, and that pursuant to the agreement you have offered to SSL5 a seat on the Monster Offers board of directors. Please tell us whether the director has been identified or selected and, if so, please ensure that you provide all relevant information regarding any such person. Refer also to Rule 438 of Regulation C.

Cover Page

5. We note that in revising the cover page disclosure in response to prior comment 5 you utilized an average per share price from January 21, 2011. Please revise to provide the current number of shares that may be sold under the equity line based on an average per share price <u>as of the most recent practicable date</u> and disclose the percentage of your outstanding common stock that amount would represent. Please similarly revise related disclosure throughout the prospectus as appropriate.

6. The cover page is subject to the plain English requirements as set forth in Rule 421(d) of Regulation C. Please revise the cover page to eliminate parenthetically defined terms, par value and any other legal jargon. In addition, to enhance readability, on the cover page and throughout the prospectus, avoid referring to Monster Offers and Auctus Private Equity Fund, LLC by such terms as "MONT" and the "Selling Stockholder" and replace them with readily understood terms such as "we" and "Auctus," respectively.

Summary, page 4

7. Please revise your business description to clarify in clear, concrete terms your business activities. It is unclear from your statements that you specialize in "social media commerce and advertising solutions" and "digital production, social media commerce and online lead generation" what business activities you are engaged in. Please revise to provide a clear statement about what your business activities are and how you generate income from them. In this regard, we note from your statement elsewhere that "commissions from related parties represent most of the Company's revenue."

Risk Factors

29. We have incurred increased costs as a result of being a public company…, page 21

8. Your statement in the subheading that you "may not have enough available cash to pay [y]our expenses of the next twelve months" appears to be inconsistent with your statement in the text of the risk factor and in your liquidity discussion that "management believes the company has sufficient funds to meet its fully reporting obligations for the next twelve months." If you believe you may not have enough available cash resources to meet your financial obligations during the next twelve months, including those obligations relating to becoming a reporting company, please revise your disclosures accordingly or otherwise revise to ensure that your statements are consistent.

9. In addition, it appears that you have bundled two issues, i.e., the cost of being a publicly reporting company and your short-term liquidity needs, into a single risk factor. Revise this risk factor to unbundle the issues raised and to discuss each issue,

and the risks associated with each, in a separate risk factor.

32. Raising Capital Through the Sale of Stock to Auctus…., page 22

10. Please revise your risk factor to limit the text to a discussion of the dilutive impact of the equity financing agreement on existing shareholders. In this regard, we note that the second paragraph of the risk factor relates to stock issuance unrelated to the equity line transaction. Further, the risk factor should specifically address how stock price declines impact the number of shares you will have to issue with each drawdown and that stockholders would experience greater dilution for any given dollar amount raised through this offering.

Please contact the undersigned at (202) 551-3457 with any questions or concerns you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Thomas C. Cook, Esq.
        Law Offices of Thomas C. Cook